Bingham McCutchen LLP
150 Federal Street
Boston, Massachusetts 02110

September 22, 2006

Mark P. Shuman
Branch Chief—Legal
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:
Acme Packet, Inc.
Registration Statement On Form S-1
File No. 333-134683

Dear Mr. Shuman:

        On behalf of our client, Acme Packet, Inc., a Delaware corporation (the "Company"), submitted herewith please find Amendment No. 3 to the Registration Statement on Form S-1, File No. 333-134683, of the Company (as amended, the "Registration Statement"). The Registration Statement has been revised to respond to the comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") that were contained in your letter dated September 15, 2006 (the "Comment Letter"), as such comments have been modified and supplemented in the course of multiple telephone conversations with members of the Staff between September 18 and September 21, 2006. In addition, the Registration Statement has been revised to update generally the disclosure provided therein.

        For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the response of the Company. Page numbers in each response refer to page numbers of the Registration Statement as submitted on the date of this letter.

Form S-1

General

1.
We refer you to the four news articles previously posted on your website during registration that discussed the business of Acme Packet and/or its prospective IPO. Please revise to disclose your proposed risk factor to address the potential impact of these postings. Also, please provide us with a SFAS 5 analysis as to whether a subsequent events footnote is required to be included in your financial statements.

  Response:    In response to the Staff's comment, the Company has added the proposed risk factor to page 24 of the Registration Statement.

  The Company respectfully submits that because the potential penalties that the Company could face if it were found to be in violation of Section 5 of the Securities Act of 1933, if any, do not meet the criteria for recording a loss contingency under Statement of Financial Accounting Standards No. 5, Accounting For Contingencies ("SFAS No. 5"), the Company has not, and does not intend to, record a contingency at this time in its financial statements as of, and for the period ended, June 30, 2006, nor does the Company believe that a subsequent event footnote is required or appropriate. Paragraph 8 of SFAS No. 5 states that an estimated loss contingency shall be accrued by a charge to income if (i) information available prior to issuance of the financial statements indicates that it is probable that a liability had been incurred as of the date of the financial statements, and (ii) the amount of loss can be reasonably estimated. Currently, no party has begun any litigation against the Company with regard to any potential violation of the Securities Act of 1933 relating to the referred articles, nor is the Company able to determine with any certainty that this may occur. In addition, without any asserted claims, it is not reasonably possible that the Company could accurately estimate what the potential loss would be. Based on these two reasons, the Company believes that this contingency does not meet the criteria to be recorded under SFAS No. 5. Additionally, paragraph 10 of SFAS No. 5 states that disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss may have been incurred. However, disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment. Based on the above guidance, and the fact that there have been no asserted claims and the Company does not believe that it is probable at this time that a claim will be asserted, the Company has concluded that it is not required to include a subsequent events footnote in its financial statements related to this contingency.

Prospectus Summary. Page 1

2.
We note your response to Prior Comment 43 of our letter dated June 29, 2006 and Comment 25 of our Comment letter dated August 31, 2006. Please revise to disclose the natural persons exercising voting and dispositive power over the shares beneficially owned by TC Upside, LLC and Unitech Computer Systems, Ltd.

  Response:    In response to the Staff's comment, the Company has revised the disclosure on page 99 of the Registration Statement to include the natural persons exercising voting and dispositive power over the shares beneficially owned by TC Upside, LLC and Unitech Computer Systems, Ltd.

Stock-Based Compensation, Pages 38-43

3.
We note your response to Prior Comment number 29 and have the following comment. Explain why each guideline company was chosen as a basis for calculating your multiplier and indicate how they are comparable to your company. Describe, in greater detail, the reasons why you apply the discount for lack of marketability to the entire value. Further, it appears that private company scenario valuation methodology inherently factors in the lack of marketability. That is, the methodology employed appears to be establishing the fair value of a private company and not a freely traded share that would require a discount. The probability for each scenario further appears to also address the effect that the company is a privately owned. In addition, provide an analysis that supports the size of the discount taken at each valuation report. The discount used in the december and march valuations appear large.

  Response:    As a result of multiple telephone conversations with members of the Staff between September 18 and September 21, 2006, concerning Comment 3 referenced above, the Company has reassessed the size of the discount for lack of marketability applied in determining the fair value of the Company's common stock as of December 23, 2005 and March 15, 2006.

  Previously, the Company had applied a discount for lack of marketability as of December 23, 2005 of 40% resulting in a fair value of $1.00 per share and had applied a discount for lack of marketability as of March 15, 2006 of 35% resulting in a fair value of $1.91 per share.

  The Company has reassessed the discount for lack of marketability as of December 23, 2005 and March 15, 2006 to be 25% and 20%, respectively, and, therefore, has reassessed the fair value of the Company's common stock as of December 23, 2005 and March 15, 2006 to be $1.27 per share and $2.36 per share, respectively. Having reassessed the fair value of the Company's common stock as of December 23, 2006 to be $1.27 per share, the Company has also reassessed the fair value of the Company's common stock as of December 14, 2005 to be $1.27 per share, and the fair value of the Company's common stock as of February 7, 2006 to be $1.40 per share. Likewise, having reassessed the fair value of the Company's common stock as of March 15, 2006 to be $2.36 per share, the Company has also reassessed the fair value of the Company's common stock as of March 22, 2006 to be $2.36 per share.

  These reassessments result in compensation expense to the Company in an amount equal to the difference between the reassessed fair value of the Company's common stock and the grant price for the stock-based awards granted on December 14, 2005 and December 23, 2005 and an amount equal to the difference between the value calculated by the Company using the Black-Scholes option pricing model with the initial assessment of fair value of common stock and the value calculated using the Black-Scholes option pricing model with the reassessed fair value of common stock for the stock-based awards granted on, February 7, 2006 and March 22, 2006. The total compensation expense (as set forth in Attachment A hereto) for each of the quarters impacted by the reassessment is as follows:

Quarter and year ended December 31, 2005	$4,207
Quarter ended March 31, 2006	$44,072
Quarter ended June 30, 2006	$51,330

  In accordance with Staff Accounting Bulletin (SAB) 108 and after performing a SAB 99 analysis of the prior period financial statements, the Company has quantified the impact of correcting the misstatements in the current period (the three months ending September 30, 2006) by quantifying the error based on both the rollover and iron curtain approaches as described in SAB 108. This analysis included a quantitative review of the impact of the misstatements to the respective periods' operating income (loss), net income (loss) and earnings per share. Additionally, the Company has looked at key qualitative factors including the fact that the misstatements do not significantly impact earnings or trends and do not change the respective prior periods' income into a loss or vice versa. As a result of the analysis performed, and in accordance with SAB 108, the Company does not believe that the misstatement that exists is material to the current period and, as such will record a catch up adjustment for the total amount of the restatement in the financial statements for the three months ending September 30, 2006.

  Based on these reassessments, the Company will recognize compensation expense of $821,000 over the vesting schedule of the awards commencing in the three-month period ending September 30, 2006.

  In addition, the Company has revised the disclosure on page 43 of the Registration Statement to disclose the reassessments of the discount for lack of marketability fair value of the Company's common stock as described above and the compensation expense resulting from these reassessments.

* * * *

        Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact me. Any questions regarding accounting issues may be addressed directly to Keith Seidman, Chief Financial Officer of the Company at (781) 328-4410.

Very truly yours,
/s/ Julio E. Vega Julio E. Vega
cc:
Tammy Tangen, Securities and Exchange Commission
Stephen Krikorian, Securities and Exchange Commission
Anne H. Nguyen Parker, Securities and Exchange Commission
Jeffrey B. Werbitt, Securities and Exchange Commission
Andrew D. Ory, Acme Packet, Inc.
Keith Seidman, Acme Packet, Inc.
Matthew J. Cushing, Bingham McCutchen LLP
Mark G. Borden, Wilmer Cutler Pickering Hale and Dorr LLP
Mark L. Johnson, Wilmer Cutler Pickering Hale and Dorr LLP

Attachment A

Acme Packet, Inc.
Stock-Based Compensation Charge
September 20, 2006

									Stock-Based Compensation Charge
Grant Date	Numer of Options		Fair Value of Common Stock	Intrinsic Value(4)	Black Scholes Value- Original Calculation(2)	Black Scholes Value- Revised Calculation(2)		Charge by Grant Date
		Exercise Price					Delta(5)		Q4 2005	Q1 2006	Q2 2006
Dec. 14, 2005	170,000	$1.00	$1.27	$0.27	n/a	n/a	n/a	$45,900	$574	$2,869	$2,869
Dec. 23, 2005	600,000	1.10	1.27	0.17	n/a	n/a	n/a	102,000	638	6,375	6,375
Dec. 23, 2005(1)	1,775,000	1.00	1.27	0.27	n/a	n/a	n/a	479,250	2,995	29,953	29,953
Feb. 7, 2006	437,500	1.10	1.40	n/a	$0.82	$1.09	$0.27	118,125	—	4,348	7,383
March 22, 2006	190,000	1.91	2.36	n/a	1.43	1.83	0.40	76,000	—	528	4,750

Total	3,172,500							$821,275	$4,207	$44,072	$51,330

(1)
On December 23, 2005, two major stockholders received stock option grants to purchase a total of 600,000 shares of the Company's common stock at 110% of the estimated fair value of $1.00.

(2)
This amount represents the calculated option value determined using the Black Scholes option pricing model using the Company's initial assessment of the fair value of its common stock.

(3)
This amount represents the calculated option value determined using the Black Scholes option pricing model using the reassessed fair value of common stock.

(4)
Through December 31, 2005, the Company accounted for stock-based awards to employees using the intrinsic value method prescribed in APB Opinion No. 25 and as such measured compensation expense as the difference between the deemed fair value of common stock and the exercise price of the stock options.

(5)
This amount represents the difference between the value calculated by the Company using the Black Scholes option pricing model using the initial assessment of fair value and the reassessed fair value of common stock. It should be noted that the Company has previously recorded stock-based compensation for the three month periods ended March 31, 2006 and June 30, 2006 in accordance with SFAS 123(R) based on the value calculated at (2) above.

Comparison Of Valuation Conclusions
Dollars In Thousands, Except Per Share Amounts

        In the table below, conclusions from the valuation calculations are summarized by appraisal date. The detail calculations for the current appraisal date appear in the exhibits following this one.

Appraisal date	12/23/05	3/15/06
DCF Analysis, net present value	48,705	48,705
Will all preferred convert at DCF value?	No	No
Will any preferred convert at DCF value?	No	No
PV per common share after LP	$0.00	$0.05
IPO Scenario, future value	175,000	300,000
Will all preferred convert at IPO value?	Yes	Yes
Will any preferred convert at IPO value?	Yes	Yes
PV per common share IPO scenario	$2.38	$4.18
M&A Scenario, future value	243,897	243,897
Will all preferred convert at M&A value?	Yes	Yes
Will any preferred convert at M&A value?	Yes	Yes
PV per common share M&A scenario	$3.42	$3.40
Probability of IPO	35%	50%
Probability of sale above LP	25%	25%
Probability of remaining private	20%	15%
Probability of liquidation	20%	10%
(1)Weighted average value	$1.69	$2.95
Discount for lack of marketability	40%	35%

Value of a non-marketable interest	$1.01	$1.91
(2)Weighted average value	$1.69	$2.95
Discount for lack of marketability	25%	20%

Value of a non-marketable interest	$1.27	$2.36

(1)
Represents the original calculation from the valuation reports.

(2)
Represents the revised calculations based upon discussions with the staff.

	Original Calculation(1)		Revised Calculation(2)
Grant Date	Stock Options February 7, 2006	Stock Options March 22, 2006	Stock Options February 7, 2006	Stock Options March 22, 2006
Input Variables
Stock Price (FMV)	$1.10	$1.91	$1.40	$2.36
Exercise Price	$1.10	$1.91	$1.10	$1.91
Term	6.25	6.25	6.25	6.25
Volatility	83.69%	83.69%	83.69%	83.69%
Annual Rate of Dividends	0.00%	0.00%	0.00%	0.00%
Discount Rate (Equiv. Bond Yield)	4.54%	4.70%	4.54%	4.70%
Intermediate Computations
Present Value of Stock Ex-dividend	$1.10	$1.91	$1.40	$2.36
Present Value of Exercise Price	$0.83	$1.42	$0.83	$1.42
Cumulative Volatility	209.22%	209.22%	209.22%	209.22%
Call Option
Proportion of Stock Present Value	88.13%	88.23%	90.27%	90.11%
Proportion of Exercise Price PV	-18.13%	-18.26%	-21.32%	-21.05%
Call Option Value	$0.82	$1.43	$1.09	$1.83
Number of Options granted	437,500	190,000	437,500	190,000
Compensation Expense	$358,453	270,796	$475,619	347,079
Proportion of Stock Present Value	-11.87%	-11.77%	-9.73%	-9.89%
Proportion of Exercise Price PV	81.87%	81.74%	78.68%	78.95%
Put Option Value	$0.55	$0.94	$0.52	$0.89

(1)
This amount represents the calculated option value determined using the Black Scholes option pricing model using the Company's initial assessment of the fair value of its common stock.

(2)
This amount represents the calculated option value determined using the Black Scholes option pricing model using the reassessed fair value of common stock.